                                                                    EXHIBIT 99.1


PRESS INFORMATION                                                [SAP LOGO]

FOR IMMEDIATE RELEASE

                                            Contact:  Gundolf Moritz
                                                      SAP AG
                                                      011-49-6227-7-44872
                                                         -or-
                                                      James P. Prout
                                                      Taylor Rafferty Associates
                                                      212-889-4350


SAP ANNOUNCES 1999 PRELIMINARY RESULTS

Solid financial performance; mySAP.com established as key strategic e-business initiative

WALLDORF, Germany - January 24, 2000 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise software solutions, today announced solid results for 1999. Sales grew 18% over 1998 to Euro 5.11 billion (1998: Euro 4.32 billion). Pre-tax profit in 1999 before charges for the employee stock appreciation rights program
(STAR) was up 18% to Euro 1.12 billion (1998: Euro 948 million); pre-tax profit including STAR grew 5% to Euro 981 million (1998: Euro 932 million). Net income for the year increased 14% to Euro 602 million (1998: Euro 527 million). On the basis of an increased number of shares issued (an average of 104.6 million in 1999 compared with an average of 104.4 million in 1998), earnings per share excluding charges for the STAR program rose 28% to Euro 6.58 (1998: Euro 5.14); earnings per share including STAR were up 14% to Euro 5.76 (1998: Euro 5.05).

EXCEPTIONALLY STRONG FOURTH QUARTER

SAP's 1999 results were driven by a strong fourth quarter in which sales rose 30% to Euro 1.65 billion over the same period in 1998 (Euro 1.27 billion). Product revenues in the quarter were up 43% to Euro 1.13 billion (1998: Euro 793 million) due mostly to an increase in license revenue of 45% to Euro 811 million (1998: Euro 559 million). In the quarter, mySAP.com products contributed Euro 129 million to license sales, most of which was booked in the month of December. In the future, SAP will disclose mySAP.com license sales. Consulting revenues grew 12% to Euro 408 million (1998: Euro 364 million) and training revenues decreased 14% to Euro 89 million (1998: Euro 104 million).

In the fourth quarter, revenues in the Europe, the Middle East and Africa (EMEA) sales region increased 46% to Euro 785 million (1998: Euro 539 million), the Americas region rose 12% to Euro 683 million (1998: Euro 609 million), and in the Asia-Pacific region (APA) revenues were up 52% to Euro 167 million (1998:
Euro 110 million). Pre-tax profits excluding charges for the STAR program grew 121% to Euro 602 million (1998: Euro 271 million); including STAR, pre-tax profit rose 79% to Euro 482 million (1998: Euro 270 million). Net income for the quarter increased 109% to Euro 317 million (1998: Euro 152 million).


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                                      -2-

SOLID FULL YEAR

For 1999, product sales increased 14% to Euro 3.09 billion (1998: Euro 2.72 billion). Of this total, license revenue rose 2% to Euro 1.93 billion (1998:
Euro 1.90 billion). Consulting revenues grew 38% to Euro 1.55 billion (1998:
Euro 1.12 billion) and training revenue decreased 4% to Euro 395 million (1998:
Euro 412 million).

Breaking out geographic sales for the year: the EMEA region rose 28% to Euro 2.46 billion (1998: Euro 1.92 billion), the Americas region increased 7% to Euro 2.14 billion (1998: Euro 2.00 billion), and the APA region increased 27% to Euro 506 million (1998: Euro 397 million). Costs rose 26% in 1999 to Euro 4.31 billion (1998: Euro 3.42 billion); pre-tax margin excluding STAR was 22% and after STAR 19%. A lower than expected overall tax rate of 38.5% is anticipated, as opposed to 43.2% in 1998.

Hasso Plattner, Co-Chairman and CEO of SAP AG commented, "In 1999, SAP delivered a comprehensive redesign of its product line, completed the transition to the internet and achieved a strong rebound in sales - all exceptional achievements in a challenging year."

"Our powerful results in the fourth quarter and a healthy pipeline give us an excellent platform to continue SAP's product sales growth into 2000," said Henning Kagermann, Co-Chairman and CEO of SAP AG, "For 2000, we are anticipating that product revenues will grow faster than service revenues leading to an improved operating margin, before the impact of costs associated with the STAR program."

In the first part of 2000, SAP expects that service revenue growth will probably be slower than seen in the past. The company also anticipates additional personnel and marketing costs associated with mySAP.com efforts, making it likely that cost growth before STAR in the first quarter will be a few percentage points higher than revenue growth.

The company confirmed its expectation that revenues for 2001 will be approximately twice those achieved in 1998.

LAUNCH OF MYSAP.COM

Successfully building on its newly designed internet software solutions that make SAP products easier to learn, tailor and use, SAP delivered mySAP.com in September. mySAP.com provides an open, collaborative e-business environment of personalized solutions on demand. This enables companies of all sizes and industries to fully engage their employees, customers and partners to capitalize upon the new Internet economy.

"By leveraging our deep customer relationships, we're going to make mySAP.com a central place for companies to work and collaborate in an open electronic environment," commented Kevin McKay, CEO of SAP America, "This is a natural extension of our ability to deliver better business solutions. When businesses look to harness the efficiencies and business opportunities offered by the internet, SAP will remain the first choice."

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NEW EMPLOYEES AND STOCK OPTION PROGRAM

In 1999, SAP continued to build out its infrastructure by adding new personnel. At the end of 1999, global headcount totaled 21,699, an increase of 12% over the end of 1998. The most additions were made to service and support, whose staff increased 14% to 10,957.

As proposed in December, SAP shareholders approved the introduction of a stock option and convertible bond program named the SAP 2000 Long Term Incentive Plan (LTI Plan). The LTI plan will attract, retain and motivate senior managers and top performers to grow the value of the enterprise and to secure their commitment to the company. The new plan will augment the existing stock-based compensation package (STAR). In accordance with US GAAP, costs associated with the 1999 STAR program are estimated to be over Euro 300 million in the year 2000 based upon a recent SAP stock price of Euro 700, with approximately Euro 150 million of these costs to be reflected in the first quarter.


1999 HIGHLIGHTS

AFTER ANNOUNCING ITS INTERNET STRATEGY IN MAY, SAP DELIVERED MYSAP.COM ON-SCHEDULE IN SEPTEMBER: mySAP.com provides an open collaborative e-business solutions environment of personalized solutions on demand. mySAP.com is comprised of the following four elements:

o The mySAP.com Marketplace, a business-community portal serving as the central hub that enables bilateral and multilateral collaboration between and among enterprises. The mySAP.com Marketplace opened its doors to business in October 1999. There are now more than 46,000 registered Marketplace users. More than 3,200 companies representing over 19 industries have registered with the mySAP.com Marketplace. In December, SAP announced a global vertical Marketplace for chemical and pharmaceutical companies which will go live second quarter of 2000. In December, Neoforma.com, a healthcare industry e-commerce provider, licensed the mySAP.com marketplace to create a marketplace for the healthcare industry. Statoil, the world's second largest supplier of crude oil, and SAP announced in January to co-develop the first open global online marketplace for the oil and gas industry.

o The mySAP.com Workplace, a business-oriented desktop portal customized for each user in a company. The Workplace provides employees with single-screen access to all the functions and data they need to do their job.

o The mySAP.com e-business solutions: collaborative, role-based solutions for business intelligence, supply chain management, e-commerce, and customer relationship management that are fully integrated between enterprises and between providers and end consumers.

o Application Hosting with mySAP.com, access to applications via networks, enabling cost-effective access to mySAP.com solutions within a very short timeframe. Over 8,000 users in North America have embraced Application Hosting with mySAP.com since the initiative was introduced in January 1999. Customers using Application Hosting with mySAP.com include REZsolutions Inc., Hirsh Industries and Visioneer.


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KEY E-BUSINESS SOLUTIONS GAIN MOMENTUM; AVAILABLE THROUGH MYSAP.COM:

o More than 1,100 installations to date for Business Intelligence with mySAP.com: The SAP Business Information Warehouse (SAP BW) is the analytical SAP software solution that supports management decision-making processes. Customers that use SAP BW include Clariant and Kimberly-Clark Corporation.

o More than 350 installations for Supply Chain Management with mySAP.com: The SAP Advanced Planner and Optimizer (SAP APO) solution enables collaborative network optimization across the extended supply chain. Among the customers that have opted for the SAP APO solution are Goodyear and Lufthansa.

o More than 400 installations for Customer Relationship Management with mySAP.com: CRM with mySAP.com enables customer value management through personalized interactions and collaborative e-business. Companies that are gaining an integrative view of their customers through mySAP.com CRM scenarios include Bertelsmann AG and Dow Corning.

o Nearly 400 installations for e-commerce with mySAP.com: The mySAP.com e-commerce solutions support one-step business where real-time multiparty transactions can take place with a single click directly or via the mySAP.com Marketplace. Customers that have opted for SAP B2B Procurement, the mySAP.com buying solution to manage their Internet purchasing transactions include Visteon and Volvo.

HUGE NUMBER OF ATTENDEES AT INTERNATIONAL USER CONFERENCES: SAP again attracted large numbers of customers, prospects and partners to its international SAPPHIRE events, with over 11,000 people attending SAPPHIRE in Nice and Singapore and over 18,000 people attending both SAPPHIRE'99, the annual SAP Americas customer conference, and SAP TechEd'99, a conference for software developers that was held the previous week. Users' overwhelming response demonstrates the exceptionally high levels of acceptance of SAP products and further illustrates the long-term relationships SAP enjoys with its customers.


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1999 PRELIMINARY RESULTS

                                               1999           1998       % Change
                                             ------         ------       --------
Revenues (Euro  mill.)                        5,110          4,316           18
Income before taxes (Euro mill.)                981            932            5
Net profit (Euro  mill.)                        602            527           14
Earnings per share (Euro)                      5.76           5.05           14
Headcount as of Dec. 31                      21,699         19,308           12
 - in Germany                                 8,912          7,679           16



Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1998 filed with the SEC on May 18, 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol "SAP". SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

                                      # # #
                               (Tables to follow)


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1999 REVENUES BY QUARTER (IN EURO MILLIONS)

                              Q1 1999       Q2 1999      Q3 1999       Q4 1999        1999
                              -------       -------      -------       -------       -----
TOTAL REVENUES                 1,076         1,260        1,123         1,651        5,110
Product revenues                 615           736          611         1,132        3,094
Consulting revenues              343           398          398           408        1,547
Training revenues                110           106           90            89          395
Other revenues                     8            20           24            22           74
PRETAX PROFIT                    172           248           79           482          981

FOURTH QUARTER REVENUES COMPARISON 1999 / 1998 (IN EURO MILLIONS)

                              Q4 1999       Q4 1998       Change       % Change
                              -------       -------      -------       --------
TOTAL REVENUES                 1,651         1,273          378            30
Product revenues               1,132           793          339            43
Consulting revenues              408           364           44            12
Training revenues                 89           104          -15           -14
Other revenues                    22            12           10            83
PRETAX PROFIT                    482           270          212            79

EMPLOYEES WORLDWIDE AT YEAR END

                            December 31, 1999      December 31, 1998        % Change
                            -----------------      -----------------        --------
GROUP                             21,699                 19,308                12
EMEA                              13,074                 10,960                19
  - Germany                        8,912                  7,580                18
Americas                           6,005                  5,984                 0
APA                                2,620                  2,364                11
RESEARCH & DEVELOPMENT             5,403                  4,818                12
SERVICE & SUPPORT                 10,957                  9,570                14
SALES/MARKETING                    3,809                  3,503                 9


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SAP AG
PRELIMINARY INCOME STATEMENT - YEAR
(IN EURO MILLIONS)



                                            1999            1998           DELTA
                                           ------          ------          -----
     Product revenue                        3,094           2,720            14%
         Consulting revenue                 1,547           1,122            38%
         Training revenue                     395             412            -4%
     Service revenue                        1,942           1,534            27%
     Other revenue                             74              62            19%
                                           ------          ------          -----
TOTAL REVENUE                               5,110           4,316            18%
                                           ------          ------          -----

     Cost of product                         -527            -369            43%
     Cost of service                       -1,622          -1,256            29%
     Research and development                -747            -573            30%
     Sales and marketing                   -1,133            -965            17%
     General and administration              -259            -208            25%
     Other income/expenses, net               -25             -44           -43%
                                           ------          ------          -----
TOTAL OPERATING EXPENSE                    -4,313          -3,415            26%
                                           ------          ------          -----
OPERATING INCOME                              797             901           -12%
                                           ------          ------          -----

Other non-operating income/
expenses, net                                 -51              17          -400%
Financial income, net                         235              14          1579%
                                           ------          ------          -----
INCOME BEFORE INCOME TAXES                    981             932             5%
                                           ------          ------          -----

Income taxes                                 -378            -403            -6%
Minority interest                              -1              -2           -50%
                                           ------          ------          -----
NET INCOME                                    602             527            14%
                                           ------          ------          -----
DSO (IN DAYS)                                 103             104
                                           ------          ------


FIGURES ARE REPORTED ACCORDING TO US-GAAP.


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                                      -8-

SAP AG
PRELIMINARY INCOME STATEMENT - FOURTH QUARTER
(IN EURO MILLIONS)


                                            1999            1998           DELTA
                                           ------         ------           -----
     Product revenue                        1,132            793             43%
         Consulting revenue                   408            364             12%
         Training revenue                      89            104            -14%
     Service revenue                          497            468              6%
     Other revenue                             22             12             83%
                                           ------         ------           -----
TOTAL REVENUE                               1,651          1,273             30%
                                           ------         ------           -----

     Cost of product                         -221           -124             78%
     Cost of service                         -415           -376             10%
     Research and development                -266           -170             56%
     Sales and marketing                     -343           -251             37%
     General and administration               -91            -54             69%
     Other income/expenses, net                 3            -25           -112%
                                           ------         ------           -----
TOTAL OPERATING EXPENSE                    -1,333         -1,000             33%
                                           ------         ------           -----

OPERATING INCOME                              318            273             16%
                                           ------         ------           -----

Other non-operating income/
expenses, net                                 -32             -6            433%
Financial income, net                         196              3           6433%
                                           ------         ------           -----
INCOME BEFORE INCOME TAXES                    482            270             79%
                                           ------         ------           -----

Income taxes                                 -166           -116             43%
Minority interest                               1             -2           -150%
                                           ------         ------           -----
NET INCOME                                    317            152            109%
                                           ------         ------           -----

DSO (IN DAYS)                                 103            104
                                           ------         ------

FIGURES ARE REPORTED ACCORDING TO US-GAAP.


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SAP GROUP
PRELIMINARY CONSOLIDATED BALANCE SHEET
(IN EURO MILLIONS)

ASSETS

                                                            12/31/1999        12/31/1998
                                                            ----------        ----------
INTANGIBLE ASSETS                                                120                75
PROPERTY, PLANT AND EQUIPMENT                                    794               645
FINANCIAL ASSETS                                                 609               184
                                                               -----             -----
FIXED ASSETS                                                   1,523               904
INVENTORIES/ACCOUNTS RECEIVABLE AND OTHER ASSETS               2,102             1,676
LIQUID ASSETS                                                    810               670
                                                               -----             -----
CURRENT ASSETS                                                 2,912             2,346
DEFERRED TAXES                                                   317               182
PREPAID EXPENSES AND DEFERRED CHARGES                             57                21
                                                               -----             -----
TOTAL ASSETS                                                   4,809             3,453
                                                               =====             =====

SHAREHOLDERS' EQUITY AND LIABILITIES

                                                            12/31/1999        12/31/1998
                                                            ----------        ----------
SHAREHOLDERS' EQUITY                                           2,559             1,818
MINORITY INTEREST                                                  9                 7
RESERVES AND ACCRUED LIABILITIES                               1,265               721
OTHER LIABILITIES                                                666               600
DEFERRED INCOME                                                  310               307
                                                               -----             -----
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES                     4,809             3,453
                                                               =====             =====


FIGURES ARE REPORTED ACCORDING TO US-GAAP.